FORM 1-K/A

ANNUAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2018

BRIDGEWELL PREFERRED INCOME LP

Commission File No. 024-10687

Florida

(State or other jurisdiction of incorporation or organization)

BridgeWell Preferred Income LP

2400 E. Colonial Dr., Ste. 200

Orlando, FL 32803

Office: (407) 447-5000

Email: manager@bridgewellfunds.com

All correspondance:

Kevin Kim, Esq.

GERACI LLP

90 Discovery

Irvine, CA 92618

(949) 379-2600

EMAIL FOR CORRESPONDENCE: k.kim@geracillp.com

Limited Partnership Units and General Partnership Units

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K/A (“Annual Report”) of BridgeWell Preferred Income LP (the “Company,” “BW PI,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Management’s discussion and analysis of the Company’s financial condition and results of operations are based upon our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in the offering;

•	our ability to purchase suitable loans and real estate to be held by the Company;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	increased interest rates and operating costs;

•	our failure to obtain necessary warehouse financing;

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BRIDGEWELL PREFERRED INCOME LP

ANNUAL REPORT ON FORM 1-K

For the Year ended December 31, 2018

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PART II

BridgeWell Preferred Income LP

Item 1. Business

The Company

BridgeWell Preferred Income LP is a Limited Partnership organized on January 25, 2016 in the state of Florida for the purpose of investing in (1) mortgages secured by real estate and (2) directly in real estate. It is managed by Preferred Income Manager LLC (“PIM” or the “Manager”).

The Company was formed to raise up to $50 million under Regulation A Plus from a wide range of individuals, focused equally on individual accredited and non-accredited investors, to acquire loans on non-owner occupied single-family residential properties, as well as real estate to hold for appreciation and/or income production. The fund-raising activity is done through the General Partner, BridgeWell Preferred Manager LLC, and is focused primarily on raising funds through investment seminars held in Central Florida.

We operate under the direction of John Parrett, who is the Manager of the General Partner, Preferred Income Manager LLC (“PIM”, the Manager, or the “General Partner”). Mr. Parrett is also the President and CEO of an affiliated company, BridgeWell Capital LLC, who is the originator and servicer of a large percentage of the loans that are purchased by the Company.

We are offering up to $50 million in Limited Partnership Units Interests (the “Interests”) in this offering for $1,000 per unit (the “Offering”). The minimum initial permitted purchase is $10,000. See Item 2 – “Management’s Discussion and Analysis of Financial Conditions and Results of Operations-Overview” for more information concerning the current status of the Offering.

Investment Strategy

The Company invests primarily in Mortgage loans secured by mortgages issued to companies whose purpose is to buy, fix and sell, or hold and rent, non-owner occupied single-family residential homes. The Company also invests directly in real estate development projects with the goal of selling them for retail market value or holding them for appreciation and/or income production. The Company focuses on purchasing loans and real estate primarily in the states of Florida, Georgia, North Carolina, South Carolina, Tennessee and Indiana, although it purchases loans throughout the United States.

The loans that the Company purchases are held by companies (typically LLC’s or Land Trusts) and personally guaranteed by the borrower(s). The Company has the use of a $2 MM warehouse line of credit through Bridgewell Capital LLC, the loan servicer. We intend to secure our own warehouse line of credit, initially in the amount of $5 MM, to facilitate the purchase of loans and maximize fund returns.

Competition

We face a high degree of competition in all areas of our business. These areas include attracting and retaining investor funds, purchasing loans, and purchasing real estate at a competitive price. Competition for investor funds comes from other uninsured products such as mutual funds provided by insurance companies and brokerage firms. Our competition for mortgage loans comes from commercial banks and other private lenders, including some rather large well-organized companies. Our competition for real estate purchases is varied, but includes professional investors, large real estate investment companies, financial institutions, REIT’s, life insurance companies and the like. Our ability to grow and manage our portfolio of loans and real estate depends on the ability of our Manager to navigate the competitive landscape of these industries. We believe our Manager has the extensive experience, knowledge and relationships to effectively compete in our areas of investment.

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Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Overview

BridgeWell Preferred Income LP (the “Company”) was formed on January 25, 2016 for the purposes of investing in a diversified portfolio of first and second mortgage loans that are secured by a deed of trust or mortgage. We focus on purchasing loans in the following states: Florida, Georgia, Tennessee, South Carolina, North Carolina, Indiana, however the Company holds loans throughout the United States. The Company also invests in real estate and real estate trusts in select locations with the goal of selling them for retail market value or holding them for appreciation and/or income generation.

As of December 31, 2018, the Company sold 8,881 Limited Partnership Interests (Units) to Investors ($8.881 million).

As of December 31, 2018, the Company was invested in $7.515 million in secured mortgage loan notes, $1.466 million in real estate investments, and $160,726 was being held in cash at a depository insured bank. At December 31, 2017, there was $43 being held in cash at a depository insured bank, and $144,833 in deferred syndication costs related to capital raise expenses.

During the year ended December 31, 2018, the Company generated $285,984 in investment income from mortgage loans receivable that amounted to $7.515 MM at year end. The Company also generated a $1,166 gain on the sale of $230,251 in real estate assets. The Company had servicing fees of $57,148 to provide monthly servicing to the existing portfolio of mortgage loan receivable, as well as $12,400 in management fees to management the Company assets throughout the year. For the year ended December 31, 2018, interest expense from the related party warehouse line of credit amounted to $9,065, and general and administrative expenses primarily comprised of advertising costs amounted to $14,253. Net investment income was $194,284 for the year ended December 31, 2018.

During the year ended December 31, 2017, the Company did not generate revenues or expenses because it was in the process of obtaining regulatory approval to issue limited partnership interests.

We are not aware of any unusual events or transactions, or any new developments, that are expected to materially affect the operations of the Company, except that the Company continues to improve its operating efficiency and business practices.

Liquidity and Capital Resources

The Company is seeking to raise up to $50 million by selling Limited Partnership Interests (Units) to Investors. We expect to deploy most of the capital we raise in secured mortgage notes and income-producing and/or appreciating real estate.

During the year ended December 31, 2018, the Company raised $8.881 million in investor contributions to commence operations. The Company also had access to a $2MM related party line of credit for investment purposes, of which $392,513 was utilized during the year. At December 31, 2018, the Company is committed to providing an additional $2,636 MM in cash advances to existing rehabilitation loan borrowers to complete their projects.

During the year ended December 31, 2017, The Company obtained $50,000 in contributions, and $88,592 in operating capital from the manager to finance syndication expenses related to the offering.

The Company does not currently have any capital commitments. Should we need more liquid capital, we have established institutional buyers for the type of secured mortgage loans that we hold.

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Trend Information

We are closely monitoring the impact of rising interest rates and rates of return on the type of secured mortgage loan notes that the Company purchases. During the reporting period ending December 31, 2018, we have not noticed a material change substantial enough to prevent the Company from acquiring investment inventory at sufficient rates to provide Limited Partner preferred returns.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined in the Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

PIM has decided to pursue the opportunity to diversify real-estate-related income, from 100% dependency on secured mortgage notes, to a percentage as yet to be determined of the income being derived from income-producing and/or appreciating properties owned by the Company. Therefore, three properties were purchased in 2018.for a total of $1.65 MM. The first two properties were single-family residential (SFR) purchased in March and April. One of these sold in December for a net gain of $1,166. In early September 2018, when an undeveloped parcel of land known as 501 Franklin became available, the Company purchased 100% ownership in this property. Preliminary analysis determined that completion of development of this property would likely result in an ongoing 10%+ annual cash-on-cash return. The property has been in engineering and entitlement since late 2015. It is located in an extremely fast-growing area on the western edge of Ocoee, at the intersection of Highway 429 and 436. This particular property is in an exceptionally prime location and is considered a ‘Gateway’ property to the City of Ocoee. It has been approved by the City of Ocoee for an 88,000 square foot mixed-use retail and office center comprising four 2-story buildings on a total of 5.77 acres. The value of the property is increasing substantially due to large new development in the immediate area, the completion of Highway 417 (the western Orlando beltway) and from other rapid development in the surrounding cities of Winter Garden and Ocoee. Property value has also increased significantly subsequent to acquisition by the Company, as full entitlement for the development of 88,000 square feet was finalized post-acquisition. Entitlement is the legal process of obtaining approvals for a specific development plan. The property was acquired by the purchase of 100% of the beneficial interest in the titled owner of the property, 501 Franklin Land Trust LLC, in an affiliated party transaction.

According to the Fund Offering Circular section titled, Policies with Respect to Certain Transactions, affiliated party transactions are authorized. Therefore it is noted that an affiliated party transaction was conducted in compliance with the Fund Offering Circular section titled, Policies with Respect to Certain Transactions, whereby a mortgage note was executed between the Fund, as the mortgagee, and an affiliated party, Cherry Gap LLC, the mortgagor.

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Item 3. Directors and Officers

Name	Age	Title

John Parrett	64	Manager of Preferred Income Manager LLC

Biographical information regarding the above individual can be found in our offering circular.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Name of Beneficial Owner	General Partnership Interests	Percent Before Offering	Percent After Offering
Preferred Income Manager LLC	100%	100%	100%
TOTAL	100%	100%	100%

“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e. the power to dispose of or to direct the disposition of a security), In addition, for the purpose of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from the date of the Offering.

Item 5. Interest of Management and Others in Certain Transactions

See Additional Company Matters in Item 2 above.

Item 6. Other Information

None.

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Item 7. Financial Statements

Bridgewell Preferred Income LP

December 31, 2018 and 2017

Audited Financial Statements

8

BridgeWell Preferred Income LP

December 31, 2018 and 2017

F-1

ACS

ACQUAVELLA, CHIARELLI, SHUSTER, LLP
Certified Public Accountants and Advisors

517 Route One, Iselin, NJ 08830
732.855.9600
One Penn Plaza, 36th Floor, New York, NY 10119
212.867.1319
www.acsaccounting.com

INDEPENDENT AUDITOR'S REPORT

To the Partners of
BridgeWell Preferred Income LP
Orlando, Florida

Report on the Financial Statements

We have audited the accompanying financial statements of **BridgeWell Preferred Income LP** (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of investments, income, changes in partners' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BridgeWell Preferred Income LP** as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

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Other Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on page 20 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Acquavella, Chiarelli, Shuster, LLP

Iselin, New Jersey
June 9, 2020

F-3

BridgeWell Preferred Income LP
Balance Sheets

ASSETS
	December 31,
Assets:	2018	2017
Cash	$160,726	$43
Mortgage Loans Receivable (cost $7,514,870)	7,514,870	—
Real Estate Investments (Cost $1,465,934)	1,465,934	—
Deferred Syndication Expenses	—	144,833
Prepaid Expenses and Other Receivables	80,633

Total Assets	$9,222,163	$144,876

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:
Accounts Payable and Accrued Liabilities	$—	$6,284
Line of Credit	392,513	—
Related Party Payable	144,522	88,592

Total Liabilities	$537,035	$94,876

Partners’ Capital	8,685,128	50,000

Total Liabilities and Partners’ Capital	$9,222,163	$144,876

See Notes to Financial Statements

F-4

BridgeWell Preferred Income LP

Statements Of Investments

	December 31, 2018		December 31, 2017
	Cost	Fair Value	Cost	Fair Value
Mortgage Loans
Receivable	$7,514,870	$7,514,870	$—	$—

Total Mortgage	$7,514,870	$7,514,870	$—	$—
Loans Receivable

	December 31, 2018		December 31, 2017
	Cost	Fair Value	Cost	Fair Value
Real Estate Investments:
501 Franklin	$1,305,745	$1,305,745	$—	$—
2509 Shannon	160,189	160,189
Total Real Estate
Investments	$1,465,934	$1,465,934	$—	$—

See Notes to Financial Statements

F-5

BridgeWell Preferred Income LP
Statements of Income

	Years Ended December 31,
	2018	2017

Income:
Interest Income	$285,984	$-
Gain on Sale of Real Estate Investment	1,166	-

Total Revenue	287,150	-

Expenses:
Servicing Fees	57,148	-
Management Fees	12,400	-
Warehouse Credit Line Fees and Interest	9,065	-
General & Administrative Expenses	14,253	-

Total Expenses	92,866	-

Net Income	$194,284	$-

See Notes to Financial Statements

F-6

BridgeWell Preferred Income LP
Statements of Changes in Partners’ Capital

	Partners
	Limited	General	Syndication Fees	Total

Balance at January 1, 2017	$-	$-	$-	$-

Contributions	-	50,000	-	50,000

Balance at December 31, 2017	-	50,000	-	50,000

Contributions	8,880,566	1,600	-	8,882,166

Distributions and Withdrawals	(192,684)	(1,600)	-	(194,284)

Syndication Fees	-	-	(247,038)	(247,038)

Net Investment Income	192,684	1,600	-	194,284

Balance at December 31, 2018	$8,880,566	$51,600	$(247,038)	$8,685,128

See Notes to Financial Statements

F-7

BridgeWell Preferred Income LP

Statements Of Cash Flows

	Years Ended December 31,
	2018	2017
Cash Flows from Operating Activities:
Net Income	$194,284	$—
Adjustments to Reconcile Net Income to Net
Cash from Operating Activities:
Gain on Sale of Real Estate Investment	1,166	—
Change in Operating Assets & Liabilities:
Mortgage Loans Receivable	(7,514,870)	—
Prepaid Expenses and Other Receivables	(80,633)	—
Accounts Payable and Accrued Liabilities	(6,284)	6,284
Net Cash (Used in) Provided by Operating Activities	(7,406,337)	6,284

Cash Flows from Investing Activities:
Purchase of Real Estate Investments	(1,697,351)	—
Proceeds from Sale of Real Estate Investments	230,251	—
Net Cash Used in Investing Activities	(1,467,100)	—

Cash Flows from Financing Activities:
Net Proceeds from Line of Credit	392,513	—
Proceeds from Related Party Payable	55,930	88,592
Syndication Fees	(102,205)	(144,833)
Contributions	8,880,566	50,000
Withdrawals & Distributions	(192,684)	—
Net Cash (Used in) Provided by Financing Activities	9,034,120	(6,241)

Net Increase in Cash	160,683	43

Cash - Beginning of Year	43	0

Cash - End of Year	$160,726	$43

Supplemental Disclosure of Cash Flow Information:
Cash Paid for Taxes	$—	$—
Cash Paid for LOC Interest	$7,290	$—
Non-Cash transactions:
Transfer of Syndication Costs to Partners' Capital	$144,833	$—

See Notes to Financial Statements

F-8

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2018 to 2017

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

BridgeWell Preferred Income LP (the “Company”) is a Florida limited partnership formed on January 25, 2016. The general partner is the Preferred Income Manager LLC (“PIM”, “General Partner” or the “Manager”). The Company invests primarily in mortgage loans secured by the first and/or second mortgages issued to home remodelers, landlords, builders, developers, private and commercial real estate investors who purchase or refinance residential real estate properties that they intend to hold as rental property or for resale. Operations are conducted throughout the United States, but primarily in Florida. Mortgage loans acquired by the Company will primarily be originated by BridgeWell Capital LLC, an affiliated company to the Manager, pursuant to a set of underwriting guidelines approved by management. BridgeWell Capital LLC will also service the loans pursuant to a Master Note Servicing Agreement.

The Company also invests in commercial real estate or land that management intends to renovate and sell or hold for appreciation and/or income production.

The Company’s commercial investment operations commenced upon receiving authority to issue Limited Partnership Units units as discussed below.

General Company Provisions

The Company is managed by PIM, the Company’s General Partner. The rights, duties and powers of the Manager are governed by the Company’s limited partnership agreement.

PIM acting alone has the power and authority to act for and bind the Company.

Terms and Offering of the Company

The Company will continue in perpetuity unless PIM chooses to dissolve it.

Limited Partnership Units

On January 31, 2018, the Company received authority from the U.S. Securities and Exchange Commission to issue Limited Partnership Units units under Regulation A, Conditional Small Issues Exemption, for a period of 12 months. Under the terms of the Company’s offering, it can issue up to 50,000 Limited Partnership Units at a price of $1,000 per unit. The Limited Partnership Units bear a preferred return of 7.00%. Limited partners holding more than 75% of the cumulative Limited Partnership Units can vote to dissolve the Company. As of December 31, 2018, the number of Limited Partnership units outstanding were 8,880.6.

F-9

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2018 to 2017

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

General Partnership Units

The Company issued General Partnership Units to PIM, the General Partner. General Partnership Units are voting units and give the General Partner the sole discretion to operate the Company. General Partnership Units are entitled to 100% of profits after the payment of Company expenses and the 7.00% preferred return to the limited partners. As of December 31, 2018 and 2017, the number of General Partnership Units were 51.6 and 50.0 respectively.

Liquidity and Withdrawals

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. The Company does have a redemption program; however, no Limited Partnership unit holder may request a redemption until 90 days after the units were purchased. Any redemption is not subject to penalty. The Company will only redeem Limited Partnership units up to 10% of the value of the assets under management per quarter.

Profits and Losses

Subject to performance of the Company and after paying Company expenses, management fees and interest on the line of credit, profits and losses are allocated in the following order:

•	Losses are allocated pro-rata to limited partners
•	Profits are allocated pro-rata to limited partners to the extent of prior losses; then to pay for cumulative preferred returns; thereafter 100% to the General Partner.

Distributions

The Company distributes or reinvests amounts equal to the limited partners’ 7.00% non-compounded preferred return on their proportionate units based on the Company’s excess distributable cash each month. PIM will distribute funds only to the extent that funds are available.

Management and Related Party Fees

The Manager and/or its affiliates are entitled to receive certain fees, compensation and expense reimbursements from the Company, such as, but not limited to, the amounts specified below.

F-10

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2018 to 2017

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management and Related Party Fees (continued)

BridgeWell Capital LLC services loans and collects a servicing fee of up to 3.00% of the principal balance. This is outlined in the Note Servicing Agreement.

PIM is entitled to receive an asset management fee of 1.00% per annum on assets under management. This is outlined in the Offering Circular.

The Company receives certain operating and administrative services from PIM, some of which may not be reimbursed to PIM. The Company’s financial position and results of operations would likely be different without this relationship with the Manager.

Basis of Accounting and Use of Estimates

The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company is an investment company that follows the specialized accounting and reporting guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946, Financial Services - Investment Companies. The accrual basis of accounting requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgements, actual results could differ from these estimates as future confirming events occur.

Mortgage Loans Receivable

Mortgage loans receivable are recorded at their outstanding principal balance with interest thereon being accrued as earned. Company loans will have varying terms at the discretion of the Manager. Most Company loans will generally have a term of 12 months and provide for monthly payments of interest with a “balloon payment” at the end of the term. As of 12/31/2018, there are certain loans that have terms of two, three and 30 years. The Company will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the underlying collateral.

F-11

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2018 to 2017

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses

The allowance for loans losses will be established for future potential loan losses. Loan losses will be charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, will be credited to income. The allowance for loan loss is evaluated on a regular basis by management and is based upon managements periodic review of the collectability of the loans in light of historical experience, the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. As of 12/31/2018, there were no allowances for loan losses recorded.

Real Estate Investments

The Company invests in real estate and real estate trusts in select locations, redevelops them with the goal of selling them for retail market value or holding them for appreciation and/or income generation, providing investor attractive returns. Investments in real estate are carried at fair value. Real estate investments are comprised of commercial properties or raw land that is initially recorded at the purchase price plus closing costs when acquired. Improvements and development costs are capitalized as a component of the cost. Real estate investments are accounted for in accordance with FASB Topic 946, which requires investments be initially measured at their transaction price and subsequently measured at fair value when the real estate rehabilitation or development is close to completion or completed and management is able to make an assessment of fair value. The fair value of each real estate investment is based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Unrealized new gains or loss are recorded in the statement of income.

Foreclosed Assets (Real Estate Owned)

Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at cost basis at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at fair value less cost to sell. Changes in the valuation allowance are included in earnings.

During the current year, the Company did not foreclose on any properties that were related to mortgage loans.

F-12

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2018 to 2017

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan.

Gain or loss on sale of real estate investment is recognized at the time of sale of the asset.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an assert or paid to transfer liability in the principal of most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy established under applicable accounting guidance which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are 3 levels of inputs that may be used to measure fair value. The 3 levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is a market in which transaction occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about the interferences that market participants would use in pricing an asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data. All assets are considered Level 3. See Valuation and Process Techniques below.

F-13

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2018 to 2017

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. Periodic reassessments of the models are performed to ensure that they are continuing to perform as designed.

While the Company believes its valuation methods are the appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

Performing mortgage loans that management intends to hold to maturity are valued at historical cost. Non-performing and impaired mortgage loans are reported at the net realizable value of the underlying collateral based on an observable market price or a current appraised value. Mortgage loans are classified as Level 3.

Real estate investments are fair valued on a quarterly basis when the rehabilitation or development of the asset is close to completion and fair value is determinable. Management determines fair value using valuations from third parties, which use market and discount cash flow valuation models. Investments are classified as Level 3.

Income Taxes

The Company has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2018, no significant uncertain tax positions exist for which a reserve would be necessary.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of December 31, 2018, and 2017, there is 1 year open to examination by the Internal Revenue Service and various for state and local governmental authorities. To the extent penalties and interest are incurred through the examinations, they would be included in the accompanying statements of income.

F-14

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2018 to 2017

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2018 and 2017 were $9,840 and $0, respectively. These balances are included in General & Administrative Expenses on the statements of income.

Recently Issued Accounting Pronouncements

Accounting Standards Issued but Not Yet Effective

Credit Losses – In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13 Financial Instruments – Credit Losses (Topic 326). Prior to this pronouncement, generally accepted accounting principles required use of the incurred loss method for recognizing credit losses in the reserve. The incurred loss method recognizes a credit loss when it is probable that a loss has been incurred. The new guidance replaces the incurred loss method with one that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to calculate credit loss estimates. The effective date of this ASU was delayed by ASU 2018-19 Codification Improvements to Topic 326, Financial Instruments – Credit Losses until interim and annual periods beginning after December 15, 2021, with early adoption allowed one year earlier. Management is in the process of evaluating this guidance but does not believe it will have a significant impact on the financial statements of the Company.

Fair Value Measurement – In August 2018, the FASB issued ASU 2018-13 Disclosure Framework (Topic 820) – Changes to the Disclosure Requirements for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliations of Level 1, 2 and 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019.

NOTE 2 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit of $250,000. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances may exceed insured amounts.

F-15

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2018 to 2017

NOTE 3 - MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consist of notes to individuals and companies, secured by deeds of trust, bearing interest at 7.00% to 18.00% per annum with either a balloon payment due at maturity or periodic amortizing payments. These notes have maturity dates ranging from January 2019 to July 2047.

At December 31, 2018, mortgage loans receivable mature as follows:

Years Ending December 31,	Amount
2019	$6,054,129
2020	98,100
2021	109,868
2022	—
2023	190,000
Thereafter	1,062,773
TOTAL	$7,514,870

As of December 31, 2018, the Company has outstanding rehabilitation loans of $6,012,866, of which $3,377,308 is funded, with a commitment to fund an additional $2,635,558. These commitments will be funded by a combination of collections of mortgage loans receivable and credit line advances.

No loans were modified for the year ended December 31, 2018. As of December 2018, 7 loans were in default, five of which had missed one monthly payment, and two of which had missed two monthly payments, totaling $234,823. Four of the loans were subsequently brought current, one loan subsequently became an REO, and 2 loans subsequently became non-performing. The company does not accrue interest owed on past due loans. Loans are restored to accrual status when interest payments are brought current.

NOTE 4 - LINE OF CREDIT

The Company has access to a line of credit (“LOC”) agreement for $2,000,000 through the servicer BridgeWell Capital LLC (“BWC”). The LOC agreement has a variable rate of interest based on 1-year LIBOR plus 4.50% with a minimum interest rate of 7.50%. At December 31, 2018, the borrowing rate was 7.53%. The LOC is renewed annually and is collateralized by the Company’s assets and is also personally guaranteed by the principal of BWC. The Company reimbursed BWC, the servicer for $9,065 in credit line interest and fees for the year ended December 31, 2018.

F-16

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2018 to 2017

NOTE 5 - RELATED PARTY TRANSACTIONS

Management Fees

PIM earned $37,328 in management fees for the year ended December 31, 2018, included in related party payable, of which $24,928 is deferred and included in prepaid expenses and other receivable on the accompanying balance sheet at December 31, 2018. There were no management fees earned for the year ended December 31, 2017.

Servicing Fees

BridgeWell Capital LLC earned $57,148 in servicing fees for the year ended December 31, 2018 of which $36,723 is included in the related party payable on the accompanying balance sheet at December 31, 2018. There were no service fees for the year ended December 31, 2017.

Related Party Payable

For the year ended December 31, 2018 and December 31, 2017, BridgeWell Capital LLC provided $97,194 and $144,833, respectively, to the Company for Regulation A+ related syndication costs and servicing fees reflected above. At December 31, 2018 and 2017, $97,194 and $88,592 of these costs, respectively, were included in related party payable on the accompanying balance sheets.

Investments

The general partner’s equity investment in the Company was $51,600 and $50,000 at December 31, 2018 and 2017, respectively. In addition, in 2017 the General Partner advanced $10,000 to the Company as an unsecured non-interest-bearing loan to cover costs associated with Syndication and was included in related party payable on the accompanying balance sheets for the year ended December 31, 2018.

NOTE 6 - FAIR VALUE MEASUREMENTS

The following table represents the Company’s fair value hierarchy for its asset’s measures at fair value on a recurring basis as of December 31,

	2018
	Level 1	Level 2	Level 3

Mortgage Loans Receivable	$—	$—	$7,514,870
Real Estate Investments	—	—	1,465,934
	$—	$—	$8,980,804

For the year ended December 31, 2018, the Company had the following Level 3 assets:

	Mortgage Loans Receivable	Real Estate Investments
Beginning Balance	$—	$—
Purchases	7,516,150	1,695,019
Unrealized Fair Value Adjustment	—	—
Payoffs or Sales	1,280	229,085
TOTAL	$7,514,870	$1,465,934

Due to their short-term nature, the carrying values of cash, deferred syndication expenses, accounts payable and accrued liabilities, related party line of credit and related party payable approximate their fair values at December 31, 2018 and 2017.

F-17

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2018 to 2017

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At December 31, 2018, there are no current matters that would have a material effect on the company’s financial positions or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 9, 2020, the date the financial statement was available to be issued, and the following events are noted.

Loans in Default

Of the seven loans that were in default at December 31, 2018, four of the loans ($109,176) were subsequently brought current, one loan ($56,750) subsequently became an REO, and 2 loans ($68,897) subsequently became non-performing. Of the performing loans at December 31, 2018, one became real estate owned (REO) through a foreclosure action, and eight loans became non-performing as of June 5, 2020. We have not incurred any losses on such loans, and we believe that the underlying collateral exceeds the value recorded as of December 31, 2018.

Real Estate Investments

The Company sold the real estate investment 2509 Shannon for $165,302, netting a gain of $5,562. Through June 5, 2020, the Company had acquired 4 properties in foreclosure proceedings. One of these, 4611 Colonial Ave., was sold in May 2020 netting a total gain on sale of $41,308.

Investment in the property at 501 Franklin increased by $646,700 from December 31, 2018 to June 5, 2020. Of this, $500,000 was used to pay off the first mortgage, $27,049 for interest, $16,268 for insurance and property tax, and the remaining $103,383 for “Entitling” the property, i.e. design and engineering, permitting, site work and surveying.

Warehouse Line of Credit

The $2,000,000 warehouse line with Ameris Bank was closed voluntarily by the servicer, BridgeWell Capital, because another warehouse line had been obtained specifically for BridgeWell Preferred Income LP on more favorable terms. A new $5 MM warehouse facility with Silvergate Bank came on line in 2019. On March 25, 2020, the Manager (PIM) was informed by Silvergate Bank that they could not currently fund BridgeWell loans due to the impact of the COVID-19 Pandemic on Silvergate Bank’s operations. The line is considered temporarily suspended and the servicer is in continuing discussions with Silvergate as to the terms and conditions of re-opening the line. At the current time, BridgeWell Preferred Income LP has sufficient cash to purchase new loans, thereby making the temporary loss of the use of this warehouse line of no significant impact on BridgeWell Preferred Income LP.

F-18

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2018 to 2017

NOTE 8 - SUBSEQUENT EVENTS (CONTINUED)

Investment Capital

In the year 2019, the Company raised $7,274,224 in additional investment capital and returned $1,374,747 of capital to investors. From January 1, 2020 through June 5, 2020 the Company raised $4,252,154 in additional investment capital and returned $1,461,772 of capital to investors.

COVID-19

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) originated in China and has since spread to other countries, including the U.S. The extent of the impact of COVID-19 outbreak on operations of the Company will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, government actions, the impact on financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s operations can be affected. Future potential impacts may include the borrowers’ ability to pay the required monthly loan payments or ability to solicit additional capital. Operating functions that may be changed include site visits, borrower draws, and new loan applications and funding. Foreclosure actions on non-performing loans may be delayed. Permitting, zoning and other issues related to real estate held for development or rehabilitation may be delayed. Changes to the operating environment may increase operating costs. Depending on the severity and length of the outbreak, the novel coronavirus could present uncertainty and risk with respect to the Company, its performance, and its financial results.

F-19

BridgeWell Preferred Income LP
Supplementary Schedule - Loan Concentrations and Characteristics
December 31, 2018

The loans are secured by recorded deeds of trust. Outstanding loan characteristics are as follows:

Number of Secured Loans Outstanding	132
Total Secured Loans Outstanding	$7,514,870
Average Secured First Loan Outstanding	$137,919
Average Secured Second Loan Outstanding	$33,111
Average Secured Loan as Percent of Total Secured Loans	0.76%
Average Secured Loan as Percent of Partners' Capital	0.66%
Largest Secured Loan Outstanding	$598,525
Largest Secured Loan as Percent of Total Secured Loans	7.96%
Largest Secured Loan as Percent of Partners' Capital	6.89%
Number of Counties Where Secured Loans are Located	60

The following categories of secured loans were held:
First Trust Deeds	$4,137,562
Second Trust Deeds	3,377,308
TOTAL	$7,514,870

The following types of secured loans were held:
Single-Family Residential	$7,514,870
$7,514,870

F-19

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BridgeWell Preferred Income LP

/s/ John Parrett
John Parrett, Manager of BridgeWell Preferred Manager LLC
Manager
June 12, 2020

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